SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/DCGG Rua da Quitanda, nº 196, 25th floor. 22210-030 Rio de Janeiro - RJ - Brazil RCA 988, of 14.08.2023

CERTIFICATE

MINUTES OF THE NINE HUNDRED AND EIGHTY-EITH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ nº 00001180/0001-26

This is to certify, for all due purposes, that the 988th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras ("Company" or "Eletrobras") was installed due to the fact that the Collegiate have taken note of the letter of resignation of Mr. WILSON PINTO FERREIRA JR. to the position of President of the Company, at 6:05 p.m. from the fourteenth day of the month of August of the year two thousand and twenty-three, with closing of the works recorded on the same day at 7:45 p.m. Board member IVAN DE SOUZA MONTEIRO (ISM) took over the chair in person. Board Members CARLOS EDUARDO RODRIGUES PEREIRA (CRP), FELIPE VILLELA DIAS (FVD), MARCELO DE SIQUEIRA FREITAS (MSF), DANIEL ALVES FERREIRA (DAF) and PEDRO BATISTA DE LIMA FILHO (PBL) attended the meeting in person. The Board Members VICENTE FALCONI CAMPOS (VFC), MARCELO GASPARINO DA SILVA (MGS) and MARISETE FÁTIMA DADALD PEREIRA (MFP) participated by videoconference. There was no record of absence from the meeting, thus understood as the non-participation in any segment of the conclave. The council was secretariatd by the Superintendent of Governance BRUNO KLAPPER LOPES (BKL) with the support of the Secretary of Governance FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). INSTALLATION AND DELIBERATION QUORUMS: As prescribed in Article 25, caput, of Eletrobras' Bylaws, the deliberations of this conclave must take place in the presence of the majority of its members, and its resolutions must be taken, as a general rule, by the majority of those present, except for the cases of qualified quorum depicted in Article 26 of the Bylaws. The meeting was convened with the presence of eight members, in compliance with the minimum quorum of installation of five members, and with a minimum quorum for taking deliberations of five members, except in cases where there is an explicit record of change in the quorum of those present at the time of deliberation. The prior declaration of conflict of interest by the Board Member and/or his momentary absence from the conclave entails its subtraction for the purposes of calculating the minimum quorum of deliberation thereof.

DEL 129, dated 08.14.2023. Election of the President of Eletrobras to complete the unified management deadline by May 1, 2025. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, and embodied in the rapporteur's statement, RESOLVED: 1. Approve the election of IVAN DE SOUZA MONTEIRO, Brazilian, married, engineer, bearer of identity card nº. 048345649, issued by the DIC/RJ, registered with the CPF under n°. 667.444.077-91, resident and domiciled in Rio de Janeiro, state of Rio de Janeiro, with business address at Rua da Quitanda, 196, 24º andar, Centro, Rio de Janeiro (RJ), 20091-005, for the position of PRESIDENT of Eletrobras, at the conclusion of the term of unified management of the Executive Board (05.01.2023 to 05.01.2025), pursuant to article 21, article 31, item XV, and article 36, both of the Bylaws, without prejudice to the automatic extension referred to in article 24 of the Bylaws, conditioning the effectiveness of the election and the investiture in office to the signature of the term of office within 30 (thirty) days following the election, as provided for in Article 149, § 1, of Law No. 6.404/76. 2. Determine that the Chief Financial and Investor Relations Executive Vice President of Eletrobras ELVIRA BARACUHY CAVALCANTI PRESTA, Brazilian, married, Business Administrator, carrier of identity card No. 2.130.511, dispatched by SDS/PE, registered in the CPF under n°. 590.604.504-00, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, with business address at Rua da Quitanda, 196, 23º andar, Centro, CEP 20091-005, Rio de Janeiro, RJ, exercise the

Information Classification: Confidential. The classification of the information, and the revision of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017.

CA/DCGG Rua da Quitanda, nº 196, 25th floor. 22210-030 Rio de Janeiro - RJ - Brazil RCA 988, of 14.08.2023

function of temporary substitute of the PRESIDENT of Eletrobras, until the effective inauguration of the new President of the Company mentioned in item 1 above, pursuant to article 37, paragraph 4 of the Bylaws. 3. Approve the election of the Board Member VICENTE FALCONI CAMPOS, Brazilian, widower, engineer, bearer of the identity card nº. 1.476.273, issued by SSP/MG, registered in the CPF under nº. 000.232.216-15, resident and domiciled at Rua Fausto Nunes Vieira, 40 – Apto. 1500 - Belvedere - Belo Horizonte / MG - CEP 30.320-590, to exercise the function of Chairman of the Board of Directors of Eletrobras in conclusion to the term of unified management of 08.05.2022 until the Annual General Meeting of 2025, without prejudice to the analogous application of the extension of term referred to in article 28 of the Bylaws. 4. Approve the election of the Board Member FELIPE VILLELA DIAS, Brazilian, married under partial community of property regime, production engineer, bearer of identity No. 012.973.748-12, issued by the DMV-RJ, enrolled in the CPF under No. 218.680.308-90, resident and domiciled at Av. Luther King, 571 – CA, Barra da Tijuca, Rio de Janeiro, RJ, CEP: 22631-110, to exercise the function of eventual substitute of the Chairman of the Board of Directors of Eletrobras at the conclusion of the unified management period of 08.05.2022 until the Annual General Meeting of 2025, without prejudice to the analogous application of the extension of term referred to in article 28 of the Bylaws. 5. To determine that this Resolution shall take immediate effect. 6. Determine that the Vice-Presidency of Finance and Investor Relations – VFR, through the Investor Relations area – DFR, the Vice-Presidency of People, Management and Culture – VGC, through the area of People Management – DSP, Information Technology – DSI, Communication – DRC, Global Coordination of the SSC – DSC, Information Technology – DSCC, Personnel Administration – DSCR, Business Structure, Process Improvement and Project Management – DSDE and the Vice-Presidency of Governance Risks and Compliance – VGR, through the Superintendence of Governance and the Secretariat of Governance, each in its respective scope of action, adopt the necessary measures to comply with this Resolution. Deliberative Quorum: - Deliberative quorum: Unanimity. With nothing more to deal with on the subject, Chairman VICENTE FALCONI CAMPOS closed the related work and ordered the Secretary of Governance of Eletrobras to draw up this Certificate which, after being read and approved, will be signed by the Secretary of Governance. The other matters dealt with in this meeting were omitted in this certificate, out of legitimate caution, supported by the duty of secrecy of the Management, according to the "caput" of article 155 of Law No. 6,404/76, since they concern interests merely internal to the Company, being, therefore, outside the scope of the rule contained in § 1 of article 142 of the aforementioned Law. Gifts: Chairman VICENTE FALCONI CAMPOS; Board Members CARLOS EDUARDO RODRIGUES PEREIRA, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS, IVAN DE SOUZA MONTEIRO, MARCELO DE SIQUEIRA FREITAS, MARCELO GASPARINO DA SILVA, MARISETE FÁTIMA DADALD PEREIRA, PEDRO BATISTA DE LIMA FILHO; Governance Officer: BRUNO KLAPPER LOPES; Secretary of Governance: FERNANDO KHOURY FRANCISCO JUNIOR. This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Secretary of Governance of Eletrobras.

Rio de Janeiro, August 21, 2023.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

Information Classification: Confidential. The classification of the information, and the revision of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.